(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION	Commission File Number:
☐ Form 20-F	Washington, D.C. 20549	1-12994
☐ Form 11-K		000-50694
☒ Form 10-Q	FORM 12b-25	CUSIP Numbers:
☐ Form N-SAR		601148109
☐ Form N-CSR	NOTIFICATION OF LATE FILING	601148208 601148307 601148406 601148877

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

The Mills Corporation

The Mills Limited Partnership

Full Name of Registrant

N/A

Former Name if Applicable

1300 Wilson Boulevard, Suite 400

Address of Principal Executive Office (Street and Number)

Arlington, Virginia 22209

City, State and Zip Code

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The registrants file joint periodic reports with the Securities and Exchange Commission (the “SEC”). The registrants are filing this notification as required by the rules of the SEC to indicate that their Form 10-Q for the quarter ended March 31, 2006 will be filed late. The registrants are not able to timely file the Form 10-Q because the registrants have not completed their financial statements for the quarter ended March 31, 2006 or for the year ended December 31, 2005 or the previously announced restatement of the registrants’ financial statements for 2000-2004 and the first three quarters of 2005, which will be reflected in the financial statements included in their 2005 Form 10-K when filed. The registrants are not requesting the five-day extension permitted by the rules of the SEC for filing the Form 10-Q for the quarter ended March 31, 2006.

The registrants expect to file their Form 10-Q for the quarter ended March 31, 2006 promptly following the filing of their 2005 Form 10-K. The registrants currently expect to file their 2005 Form 10-K and their Form 10-Q for the quarter ended March 31, 2006 prior to the end of the summer. As previously disclosed, the filing of the 2005 Form 10-K by the registrants will be made after the Audit Committee of the Board of Directors of The Mills Corporation, with the assistance of Gibson, Dunn & Crutcher, LLP, the Audit Committee’s outside counsel, completes an independent investigation addressing, among other matters, the previously announced restatement as well as prior restatements announced in February 2003 and February 2005. Ernst & Young LLP, the registrants’ auditors, will also need to complete audit procedures relating to the 2005 financial statements and the prior period restated financial statements. As disclosed in a Notification of Late Filing on Form 12b-25 with respect to their 2005 Form 10-K filed by the registrants with the SEC on March 17, 2006, in addition to the accounting for certain investments by a wholly-owned taxable REIT subsidiary, Mills Enterprises, Inc. (“MEI”) and changes in the accrual of compensation expense related to The Mills Corporation Long-Term Incentive Plan (“LTIP”), among the areas under review, as previously disclosed, are revenue recognition, cost capitalization, lease accounting, accounting for sales of real estate and purchase price allocations to acquired operating properties. Management, working with accounting consultants, will develop a view on these issues, which then will be reviewed with the Audit Committee and Ernst & Young. As also disclosed in the earlier Form 12b-25, in addition to those adjustments relating to the accounting for the MEI-related investments and LTIP set forth in the January 6, 2006 press release and related amended Form 8-K, the registrants anticipate that there will be additional adjustments to the registrants’ historical financial statements; such additional adjustments could be material, either individually or in the aggregate. Because the restatement and re-audit process have not been completed, the registrants are unable to determine at this time the exact nature of the additional adjustments.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Mary Jane Morrow (Name)	(703) (Area Code)	526-5000 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). ☐ Yes ☒ No

Form 10-K for year ended December 31, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A hereto.

The Mills Corporation

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 11, 2006	By:	/s/ MARY JANE MORROW
	Name:	Mary Jane Morrow
	Title:	Executive Vice President and Chief Financial Officer

The Mills Limited Partnership

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 11, 2006	By:	/s/ MARY JANE MORROW
	Name:	Mary Jane Morrow
	Title:	Executive Vice President and Chief Financial Officer of The Mills Corporation, as general partner of The Mills Limited Partnership

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

2

Attachment A

Explanation Referred to in Part IV, Item (3) of Form 12b-25

The registrants are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations they expect to report for the first quarter of 2006 will reflect any significant changes from the results of operations for the first quarter of 2005.

The Mills Corporation

Because of the restatement and re-audit process described under Part III above, The Mills Corporation (“TMC”) is unable to provide a reasonable estimate of either its first quarter 2006 or first quarter 2005 results of operations. Accordingly, TMC cannot at this time estimate what significant changes will be reflected in its first quarter 2006 results of operations or its first quarter 2005 results of operations. It is currently anticipated that the cumulative effect of adjustments that are expected to result from this process will have a negative impact on TMC’s reported financial position as of March 31, 2006.

The Mills Limited Partnership

The Mills Limited Partnership (“TMLP”) is TMC’s operating partnership subsidiary. TMC is TMLP’s sole general partner and owned a 1.0% general partner interest and an 86.2% limited partner interest in TMLP as of September 30, 2005. The principal difference between the financial statements of TMC and TMLP is the elimination of the minority interest in TMC’s financial statements for the TMLP partnership interests held by outside partners. As such, except for the minority interest, the financial statements of TMLP largely mirror those of TMC. For the reasons indicated under the “The Mills Corporation” above, TMLP is similarly not able at this time to reasonably anticipate what significant changes will be reflected in its first quarter 2006 results of operations as compared to its first quarter 2005 results of operations.

* * * * *

Statements in this notification that are not historical, including, among other things, as to the pending restatement of the registrants’ financial statements, the expected filing of their 2005 Form 10-K and their Form 10-Q for the quarter ended March 31, 2006 prior to the end of the summer and any anticipated significant changes in results in operations for the first quarter of 2006 compared to first quarter of 2005, may be deemed forward-looking statements within the meaning of the federal securities laws. Although the registrants believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, the registrants can give no assurance that their expectations will be attained and it is possible that our actual circumstances and results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties, including the identification of any additional matters requiring adjustment, the length of time needed for the Audit Committee to complete its investigation or for Ernst & Young to complete their procedures, any actions taken by the SEC or other factors. The registrants undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The reader is directed to the registrants’ various filings with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and its annual reports on Form 10-K for a discussion of such risks and uncertainties.